The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 27, 2011
PRICING SUPPLEMENT NO. 2011-MTNDG0050 DATED MAY      , 2011
(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.
Market-Linked Notes Based on the Price of Gold due June 27, 2018
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
•
The notes will mature on June 27, 2018. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold a principal payment in cash equal to $1,000 plus a note return amount described below based on the price of gold, which we refer to as the underlying commodity.

•	We will not pay interest on the notes.
•
The note return amount will be based on the price of gold, which we refer to as the commodity price, both (i) on each trading day during the period from but excluding the pricing date to and including the valuation date, which we refer to as the valuation period; and (ii) on the valuation date described below.

•
If a fixing event (as described below) does not occur, the note return amount for each note will equal the principal amount of $1,000 times the greater of (i) the commodity return percentage and (ii) 7%.

•	If a fixing event occurs, the note return amount for each note will equal the principal amount of $1,000 times 28%.
•	A fixing event will occur if the commodity price on any trading day during the valuation period is greater than the upside threshold price.
•	The upside threshold price is expected to be 200% to 225% of the initial commodity price. The actual upside threshold price will be determined on the pricing date.
•	The commodity return percentage is equal to:
final commodity price – initial commodity price
initial commodity price
•
The final commodity price will equal the commodity price on June 22, 2018, which we refer to as the valuation date, subject to postponement for non-trading days and certain market disruption events. The commodity price for any trading day, including the valuation date, will be determined as described in this pricing supplement.

•	The initial commodity price will be $ , the commodity price on the pricing date.
•	In no circumstance will your payment at maturity be greater than $2,000 to $2,250 per note (to be determined on the pricing date) or less than $1,070 per note.
•	Investing in the notes is not equivalent to investing directly in gold or in futures contracts or forward contracts on gold.
•	We will not apply to list the notes on any securities exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-5.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.
	Per Note	Total
Public Offering Price	$ 1,000.00(1)	$
Underwriting Discount	$ 35.00(1)(2)	$
Proceeds to Citigroup Funding Inc.	$ 965.00	$
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $990.00 per note. You should refer to “Description of the Notes—Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 for each note sold in this offering. Selected dealers affiliated with Citigroup Global Markets, including Morgan Stanley Smith Barney LLC, Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and their financial advisors will collectively receive from Citigroup Global Markets a selling concession of $35.00 from this underwriting fee for each note they sell. Selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $35.00 for each note they sell. You should refer to “Risk Factors” and “Description of the Notes—Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about June       , 2011 (two business days after the pricing date).
Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Market-Linked Notes Based on the Price of Gold due June 27, 2018 (the “notes”) are investments linked to a commodity offered by Citigroup Funding Inc. and have a maturity of approximately 7 years. We refer to gold as the “underlying commodity” and to the price of gold on any date, determined as described in this pricing supplement, as the “commodity price” on that date.  The return on the notes is based on the commodity price on each trading day during the period from but excluding the pricing date to and including the valuation date, which we refer to as the “valuation period.”  Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold a payment equal to $1,000 plus a note return amount (as described below) that depends on (i) whether a fixing event occurs and (ii) if no fixing event has occurred, the final commodity price as described below.  A “fixing event” will occur if the commodity price on any trading during the valuation period is greater than the upside threshold price of 200% to 225% of the initial commodity price (to be determined on the pricing date).

If a fixing event has not occurred, your return at maturity for each note that you hold will be an amount based on the greater of (i) the commodity return percentage (as described below) and (ii) 7%.  If a fixing event has occurred, your return will equal 28% (or 4% per annum), regardless of the commodity return percentage.

Investing in the notes is not equivalent to investing directly in gold or in futures contracts or forward contracts on gold.

The notes mature on June 27, 2018 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a principal amount of $1,000.  You may transfer the notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

  Will I Receive Any Interest on the Notes?

We will not pay interest on the notes.

What Will I Receive at Maturity of the Notes?

Subject to our credit risk, the payment you receive at maturity will be equal to the $1,000 principal amount of the notes plus the note return amount, which will be based on the commodity price during the term of notes.   Because the note return amount may never be less than $70 per note or greater than $1,000 to $1,250 (to be determined on the pricing date), your payment at maturity on the notes will be no less than $1,070 per note and no greater than $2,000 to $2,250 per note (to be determined on the pricing date).

How Will the Note Return Amount Be Calculated?

The calculation of the note return amount will depend on whether or not a fixing event occurs during the term of the notes:

•	if a fixing event does not occur, the note return amount for each note will equal the stated principal times the greater of (i) the commodity return percentage and (ii) 7%; or

•	if a fixing event occurs, the note return amount for each note will equal the stated principal times 28%.

For more specific information about the note return amount and the commodity price, and for information on the effect of a market disruption event on the determination of commodity price, please see “—How Will the Commodity Price Be Determined?” in this section and “Description of the Notes—Note Return Amount” in this pricing supplement.

Is My Participation in Any Appreciation of the Underlying Commodity Limited?

Yes. If a fixing event has occurred, you will receive a fixed payment of $1,280 at maturity regardless of the performance of the underlying commodity. As a result, if a fixing event has occurred, you will not participate in any appreciation of the underlying commodity on the valuation date beyond the fixed 28% (or 4% per annum) return.

Is There a Minimum Return on the Notes?

Yes. If a fixing event has not occurred and the final commodity price either depreciates or appreciates by less than 7% from the initial commodity price, you will receive a minimum return of 7% (or 1% per annum), which will result in a payment to you of $1,070 per note at maturity.  All payments, including any payment of principal, are subject to the credit risk of Citigroup Inc.

How Will the Commodity Return Percentage Be Calculated?

The commodity return percentage will equal the following fraction:

final commodity price – initial commodity price
initial commodity price

The initial commodity price will equal $         , which is the commodity price on the pricing date.

The final commodity price will equal the commodity price on the valuation date.

The valuation date will be June 22, 2018, subject to postponement for non-trading days and certain market disruption events.

Where Can I Find Examples of Hypothetical Payments at Maturity?

For a table setting forth hypothetical payments at maturity, see “Description of the Notes—Payment at Maturity—Hypothetical Examples” in this pricing supplement.

How Will the Commodity Price Be Determined?

The commodity price on any trading day, including the valuation date, will equal the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such day.

For purposes of determining whether a fixing event has occurred, meaning whether the commodity price has exceeded the upside threshold price on any trading day during the valuation period, we will disregard trading days on which a market disruption event occurs and will use closing level monitoring, which means that the commodity price will be calculated only once on each trading day based on the fixing price published by the relevant exchange on such day.

How Has the Underlying Commodity Performed Historically?

We have provided a table showing the high, low and quarter-end commodity prices for each quarter in the period from January 3, 2006 to May 26, 2011 and a graph showing the daily commodity prices on each day such prices were available from January 3, 2006 to May 26, 2011. You can find the table and the graph in the section “Description of the Underlying Commodity—Historical Data on Gold” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of commodity prices in recent years. However, past performance is not indicative of how the underlying commodity will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Performance of the Underlying Commodity Is Not an Indication of the Future Performance of the Underlying Commodity” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

We and, by purchasing the notes, each holder agree to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes.  Assuming this treatment, U.S. holders will generally be required to recognize interest income at a “comparable yield,” determined by us at the time the notes are issued.  Generally, amounts received at maturity or on earlier sale or exchange in excess of a U.S. holder’s basis will be treated as additional interest income.  Special rules will apply if a fixing event occurs.  U.S. holders should read the discussion under “Certain United States Federal Income Tax Considerations” in this pricing supplement and consult their tax advisers regarding the application of these rules.

Under current law, non-U.S. holders generally will not be subject to U.S. federal income or withholding tax with respect to interest paid and amounts received on the sale, exchange or retirement of the notes, provided they fulfill certain certification requirements.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

 Will the Notes Be Listed on a Securities Exchange?

No.  The notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  Citigroup Funding is a wholly owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes.  After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus.  However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Citigroup Global Markets Inc. will also act as calculation agent for the notes.  As calculation agent, Citigroup Global Markets Inc. will make determinations with respect to the notes.  You should refer to “Risk Factors —The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

Citigroup Funding expects to hedge its obligations under the notes through it or one or more of its affiliates. This hedging activity likely will involve trading in futures contracts on the underlying commodity as well as in other instruments, such as options and/or swaps related to the underlying commodity. Our affiliates also trade in the underlying commodity and other financial instruments related to the underlying commodity on a regular basis as part of their general commodity trading, proprietary trading and other businesses.  The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that they bear no interest and the payment at maturity of the notes will be based on the performance of the underlying commodity during the term of the notes, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in commodity prices and other events that are difficult to predict and beyond our control.

The Return on the Notes Is Linked to the Performance of the Underlying Commodity

 The return on the notes at maturity is linked to the performance of the underlying commodity over the term of the notes and will depend on (i) whether a fixing event occurs and (ii) the final commodity price. If a fixing event has not occurred over the term of the notes and the commodity price depreciates or does not appreciate by more than 7% on the valuation date, the return on notes will be as low as 7% of the stated principal amount over the 7-year investment (equivalent to 1% per annum).  If a fixing event has not occurred and the underlying commodity appreciates more than 7% on the valuation date, the return on your notes will be based on the commodity return percentage. If a fixing event has occurred, the return on your notes will be fixed at 28% (equivalent to 4% per annum).

Potential For a Lower Effective Yield

The notes do not pay any periodic interest. As a result, if a fixing event has not occurred and the commodity price depreciates or does not appreciate sufficiently on the valuation date, or if a fixing event has occurred, resulting in a fixed return of 28% (equivalent to 4% per annum) the effective yield on the notes may be at a rate lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

The Return on Your Investment in the Notes Will Be Limited in Certain Cases

If a fixing event occurs, the payment at maturity on your notes will be fixed at $1,280 per note.  This means that the return on your notes will be fixed at 28% (equivalent to 4% per annum) upon the occurrence of a fixing event, even if the commodity price has appreciated beyond 28% on the valuation date.  You will have lost the potential to participate in the appreciation of the underlying commodity in this case.

If the Commodity Price Does Not Exceed the Upside Threshold Price During the Valuation Period, Your Return on the Notes Will Depend on the Final Commodity Price

If a fixing event does not occur, your return will depend on the commodity price as of the valuation date, regardless of whether the commodity price has been greater than the final commodity price on any other trading days during the term of the notes.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the notes.

Investing in the Notes Is Not Equivalent to Investing in the Underlying Commodity

Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  The return on the notes will not reflect the return you would realize if you actually owned the underlying commodity or futures or forward contracts on the underlying commodity.  For example, if a fixing event occurs, the payment at maturity on the notes will be fixed at $1,280 regardless of the actual commodity price on the valuation date.  Moreover, by purchasing the notes, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity.

Investments Linked to Commodities Are Subject to Sharp Fluctuations in Commodity Prices

Investments, such as the notes, linked to the prices of commodities are subject to sharp fluctuations in the prices of commodities and related contracts over short periods of time for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts. These factors may affect the commodity price and the value of the notes in varying and potentially inconsistent ways.

The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official governmental sector, including central banks and other governmental agencies and multilateral institutions that hold gold, sales of gold recycled from jewelry, as opposed to newly produced gold, in particular as the result of financial crises, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.  The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  From time to time, above-ground inventories of gold may also influence the market.  The price of gold may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.

As a result of these or other factors, the commodity price may be, and has recently been, highly volatile.  See “Description of  the Notes—Historical Data on Gold.”

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission (the “CFTC”)

The notes will not be regulated by the CFTC.  You will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

Suspensions or Disruptions of Market Trading in Commodity and Related Futures Markets Could Adversely Affect the Value of the Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  These circumstances could adversely affect the commodity price and, therefore, the value of the notes.

There Are Risks Relating to Trading of Commodities on the London Bullion Market Association

Gold is traded on the London Bullion Market Association, which we refer to as the LBMA.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity.  If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected.  The LBMA is a principals’ market that operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading.  For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a day or over a period of days.

The Historical Performance of the Underlying Commodity Is Not an Indication of the Future Performance of the Underlying Commodity

The historical performance of the underlying commodity, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying commodity during the term of the notes. Changes in the price of the underlying commodity will affect the trading price of the notes, but it is impossible to predict whether the value of the underlying commodity will fall or rise.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the commodity price and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following bullets describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant:

 •    the market price for the underlying commodity and futures contracts on the underlying commodity and the volatility (frequency and magnitude of changes in price) of commodity prices and futures contract prices;

•    whether or not a fixing event has occurred;

•    trends of supply and demand for the underlying commodity at any time, as well as the effects of speculation or any government actions that could affect the markets for the underlying commodity;

•    interest and yield rates in the market;

•    geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying commodity or commodities markets generally and that may affect the price of the underlying commodity;

•    the time remaining until the maturity of the notes; and

•    any actual or anticipated changes in our credit ratings or credit spreads.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices may be lower than the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Will Not Be Listed on Any Securities Exchange and Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes

Citigroup Global Markets Inc., the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets Inc. will determine the number of accrual days and the payment that you will receive on each interest payment date, upon early redemption or at maturity. Determinations made by Citigroup Global Markets Inc., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the closing value in the event of discontinuance of the underlying index, may adversely affect the payout to you at maturity.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

Citigroup Global Markets and other affiliates of ours will carry out hedging activities related to the notes (and possibly to other instruments linked to the underlying commodity), including trading in futures contracts on the underlying commodity as well as in other instruments, such as options and/or swaps related to the underlying commodity. Our affiliates also trade in the underlying commodity and other financial instruments related to the underlying commodity on a regular basis as part of their general commodity trading, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially have an adverse impact on the initial commodity price and the commodity price on each day during the valuation period and, accordingly, the payment an investor will receive at maturity.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for May 12, 2011 on the SEC Web site):

▪	Prospectus Supplement and Prospectus filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Market-Linked Notes Based on the Price of Gold due June 27, 2018 (the “Notes”) are investments linked to a commodity offered by Citigroup Funding Inc. having a maturity of approximately 7 years.  We refer to gold as the “Underlying Commodity” and the price of gold determined as described under “—Note Return Amount” below as the “Commodity Price.”

Subject to the credit risk of Citigroup Inc., at maturity you will receive for each Note you hold the Stated Principal Amount of $1,000 plus a Note Return Amount that depends on (i) whether a Fixing Event occurs described below and (ii) the Final Commodity Price described below.

The Maturity Date is June 27, 2018.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $             (          Notes). The Notes constitute part of the senior debt of Citigroup Funding Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the Notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Notes and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

The Notes will not bear any interest.

Payment at Maturity

Subject to the credit risk of Citigroup Inc., on the Maturity Date, holders of the Notes will be entitled to receive for each Note they hold the Stated Principal Amount and a Note Return Amount. You will receive the amount of your original investment in the notes at maturity, regardless of the performance of the Underlying Commodity.  The payment at maturity of the Notes will not exceed $2,000 to $2,250 per Note (to be determined on the Pricing Date) and will not be less than $1,070 per Note.

Note Return Amount

The Note Return Amount is an amount that will not exceed $1,000 to $1,250 per Note (to be determined on the Pricing Date), nor be less than $70 per Note, and will depend on (i) whether a Fixing Event occurs described below and (ii) if a Fixing Event does not occur, the Final Commodity Price described below.  A “Fixing Event” will occur if the Commodity Price on any Trading Day during the Valuation Period is greater than the Upside Threshold Price.

The Note Return Amount is calculated as follows:

If a Fixing Event does not occur, the Note Return Amount per Note will equal the product of:

$1,000 × the greater of (i) the Commodity Return Percentage and (ii) 7%

If a Fixing Event has occurred, the Note Return Amount per Note will equal the fixed amount of $280.

The "Valuation Period" is the period from but excluding the Pricing Date to and including the Valuation Date.

For purposes of determining whether a Fixing Event has occurred, we will disregard Trading Days on which a Market Disruption Event occurs and will use closing level monitoring, which means that the Commodity Price will be determined only once on each Trading Day based on the fixing price for the Underlying Commodity as determined below on such day.

The “Commodity Return Percentage” will equal the following fraction:

Final Commodity Price – Initial Commodity Price
Initial Commodity Price

The Initial Commodity price will equal $          , which is the Commodity Price on the Pricing Date.

The Final Commodity Price will equal the Commodity Price on the Valuation Date.

The “Commodity Price” for the Underlying Commodity on any Trading Day, including the Valuation Date, will be the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the Relevant Exchange authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the Relevant Exchange on such day.

Reuters, Bloomberg and various other third party sources may report prices of the Underlying Commodity.  If any such reported price differs from that as published by the Relevant Exchange for the Underlying Commodity, the price as published by such Relevant Exchange will prevail.

The “Pricing Date” means June    , 2011, the date on which the Notes are priced for initial sale to the public.

The “Original Issue Date” means June     , 2011.

The “Valuation Date” will be June 22, 2018, subject to adjustment as described below.

If the scheduled Valuation Date is not a Trading Day with respect to the Underlying Commodity, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Valuation Date will be postponed and the Commodity Price and the Commodity Return Percentage will be determined on the immediately succeeding Trading Day on which no Market Disruption Event occurs; provided that the Final Commodity Price will not be determined on a date later than the second scheduled Trading Day immediately following the scheduled Valuation Date.  If such date is not a Trading Day with respect to the Underlying Commodity or if there is a Market Disruption Event on such date, the Calculation Agent will determine the Commodity Price as of the Valuation Date on such second succeeding Trading Day by requesting the principal office of each of the three leading dealers (which may include Citigroup Global Markets or any of our other affiliates, in each case acting in a commercially reasonable manner) in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price.  If such quotations are provided as requested, the Commodity Price as of the Valuation Date will be the arithmetic mean of such quotations.  If fewer than three quotations are provided as requested, such Commodity Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.

“Trading Day” means a day, as determined by the Calculation Agent, on which the Relevant Exchange is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

“Relevant Exchange” means the London Bullion Market Associate (“LMBA”) or, if the LBMA is no longer the principal exchange or trading market for Gold, such exchange or principal trading market for the Underlying Commodity that serves as the source of prices for the Underlying Commodity and any principal exchanges where options or futures contracts on Gold are traded.

“Market Disruption Event” means any of Price Source Disruption, Disappearance of Commodity Reference Price, Trading Disruption or Tax Disruption, as determined by the Calculation Agent.

“Price Source Disruption” means the temporary or permanent failure of the Relevant Exchange to announce or publish the Commodity Price.

“Disappearance of Commodity Reference Price” means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in the Underlying Commodity or futures contracts related to the Underlying Commodity on the Relevant Exchange for the Underlying Commodity or (ii) the disappearance of, or of trading in, the Underlying Commodity.

“Trading Disruption” means the material suspension of, or material limitation imposed on, trading in the Underlying Commodity or futures contracts related to the Underlying Commodity on the Relevant Exchange.

“Tax Disruption” means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, the Underlying Commodity (other than a tax on, or measured by reference to, overall gross or net income) by any government or taxation authority after the Pricing Date, if the direct effect of such imposition, change or removal is to raise or lower the Commodity Price of the Underlying Commodity on any Trading Day from what it would have been without that imposition, change or removal.

What You Could Receive at Maturity—Hypothetical Examples

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different Final Commodity Prices, depending on (i) whether a Fixing Event occurs and (ii) the Final Commodity Price. All of the hypothetical examples assume an Initial Commodity Price of $1,500 and an Upside Threshold Price of $3,000 (200% of the Initial Commodity Price).

The hypothetical returns set forth below are for illustrative purposes only and do not reflect the actual returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and in the examples on the following page have been rounded for ease of analysis.

		If a Fixing Event Occurs		If a Fixing Event Does Not Occur
Final Commodity Price	Commodity Return Percentage	Payment at Maturity	Return on Notes	Payment at Maturity	Return on Motes
$4,500	200.00%	$1,280	28%	N/A	N/A
$4,125	175.00%	$1,280	28%	N/A	N/A
$3,750	150.00%	$1,280 (C)	28%	N/A	N/A
$3,375	125.00%	$1,280	28%	N/A	N/A
$3,000	100.00%	$1,280	28%	$2,000 (A)	100.00%
$2,625	75.00%	$1,280	28%	$1,750	75.00%
$2,250	50.00%	$1,280	28%	$1,500	50.00%
$1,875	25.00%	$1,280	28%	$1,250	25.00%
$1,725	15.00%	$1,280	28%	$1,150	15.00%
$1,650	10.00%	$1,280	28%	$1,100	10.00%
$1,605	7.00%	$1,280	28%	$1,070	7.00%
$1,575	5.00%	$1,280	28%	$1,070	7.00%
$1,500	0.00%	$1,280	28%	$1,070	7.00%
$1,425	-5.00%	$1,280 (D)	28%	$1,070	7.00%
$1,350	-10.00%	$1,280	28%	$1,070	7.00%
$1,275	-15.00%	$1,280	28%	$1,070	7.00%
$750	-50.00%	$1,280	28%	$1,070 (B)	7.00%
$375	-75.00%	$1,280	28%	$1,070	7.00%
$0	-100.00%	$1,280	28%	$1,070	7.00%

Example A: A Fixing Event does not occur over the term of the Notes, and the Final Commodity Price is $3,000.  The Note Return Amount per Note is equal to $1,000 times the Commodity Return Percentage, calculated as follows:

Commodity Return Percentage	=	(Final Commodity Price – Initial Commodity Price) / Initial Commodity Price
	=	($3,000 – $1,500) / $1,500
	=	100%
Note Return Amount	=	Stated Principal Amount x the greater of (i) Commodity Return Percentage and (ii) 7%
	=	$1,000 x 100%
	=	$1,000
Payment at Maturity	=	Stated Principal Amount + Note Return Amount
	=	$1,000 + $1,000
	=	$2,000
Payment at Maturity = $2,000 (see (A) in the chart above)

Example B:  A Fixing Event does not occur over the term of the Notes, and the Final Commodity Price is $750.  The Note Return Amount per Note is equal to $1,000 times 7%, calculated as follows:

Commodity Return Percentage	=	(Final Commodity Price – Initial Commodity Price) / Initial Commodity Price
	=	($750 – $1,500) / $1,500
	=	-50%
Note Return Amount	=	Stated Principal Amount x the greater of (i) Commodity Return Percentage and (ii) 7%
	=	$1,000 x 7%
	=	$70
Payment at Maturity	=	Stated Principal Amount + Note Return Amount
	=	$1,000 + $70
	=	$1,070
Payment at Maturity = $1,070 (see (B) in the chart above)

Example C:  A Fixing Event occurs, and the Final Commodity Price is $3,750.  Because a Fixing Event has occurred, the Note Return Amount per Note is equal to $1,000 times 28%, calculated as follows:

Commodity Return Percentage	=	(Final Commodity Price – Initial Commodity Price) / Initial Commodity Price
	=	($3,750 – $1,500) / $1,500
	=	150%
Note Return Amount	=	Stated Principal Amount x 28%
	=	$1,000 x 28%
	=	$280
Payment at Maturity	=	Stated Principal Amount + Note Return Amount
	=	$1,000 + $280
	=	$1,280
Payment at Maturity = $1,280 (see (C) in the chart above)

In this example, the return on the Notes is fixed at 28%, even though the Commodity Return Percentage is 150%, because a Fixing Event has occurred.

Example D:  A Fixing Event occurs, but the Underlying Commodity depreciates subsequently and the Final Commodity Price is $1,425.  Because a Fixing Event has occurred, the Note Return Amount per Note is equal to $1,000 times 28%, calculated as follows:

Commodity Return Percentage	=	(Final Commodity Price – Initial Commodity Price) / Initial Commodity Price
	=	($1,425 – $1,500) / $1,500
	=	-5%
Note Return Amount	=	Stated Principal Amount x 28%
	=	$1,000 x 28%
	=	$280
Payment at Maturity	=	Stated Principal Amount + Note Return Amount
	=	$1,000 + 280
	=	$1,280
Payment at Maturity = $1,280 (see (D) in the chart above)

In this example, the return on the Notes is fixed at 28%, even though the Underlying Commodity depreciates and results in a negative Commodity Return Percentage, because a Fixing Event has occurred during the term of the Notes.

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0MQ9.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets, an affiliate of Citigroup Funding. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Historical Data on Gold

The following table sets forth the published high and low daily commodity prices, as well as the end-of-quarter commodity prices, for each calendar quarter in the period from January 3, 2006 to May 26, 2011.  The commodity price on May 26, 2011 was $1,518.50. We obtained these commodity prices and other information below from Bloomberg Financial Markets, without independent verification. The underlying commodity experiences periods of high volatility, and you should not take the historical commodity prices as an indication of future performance.

	High	Low	Period End
2006
Quarter
First	584.00	524.75	582.00
Second	725.00	567.00	613.50
Third	663.25	573.60	599.25
Fourth	648.75	560.75	632.00
2007
Quarter
First	685.75	608.40	661.75
Second	691.40	642.10	650.50
Third	743.00	648.75	743.00
Fourth	841.10	725.50	833.75
2008
Quarter
First	1,011.25	846.75	933.50
Second	946.00	853.00	930.25
Third	986.00	740.75	884.50
Fourth	903.50	712.50	869.75
2009
Quarter
First	989.00	810.00	916.50
Second	981.75	870.25	934.50
Third	1,018.50	908.50	995.75
Fourth	1,212.50	1,003.50	1,087.50
2010
Quarter
First	1,153.00	1,058.00	1,115.50
Second	1,261.00	1,123.50	1,244.00
Third	1,307.50	1,157.00	1,307.00
Fourth	1,421.00	1,313.50	1,405.50
2011
Quarter
First	1,447.00	1,319.00	1,439.00
Second (through May 26, 2011)	1,541.00	1,418.00	1,518.50

The following graph illustrates the historical performance of the underlying commodity based on the daily commodity prices on each trading day from January 3, 2006 to May 26, 2011. Past movements of the underlying commodity are not indicative of future commodity prices.

Gold
Daily Commodity Prices– January 3, 2006 to May 26, 2011

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Notes.  This discussion applies only to an investor who purchases the Notes at their original issuance and holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code (the “Code”).  This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders subject to a mark-to-market method of tax accounting;
•	investors holding the Notes as part of a “straddle,” conversion transaction, integrated transaction or constructive sale transaction;
•	U.S. Holders (defined below) whose functional currency is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	regulated investment companies;
•	real estate investment trusts;
•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”; or
•	persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding Notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Notes.

As the law applicable to the U.S. federal taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Notes

We and, by purchasing the Notes, each holder agree to treat each Note for U.S. federal income tax purposes as a debt instrument that is subject to U.S. Treasury regulations governing contingent payment debt instruments.  The remainder of this summary assumes this treatment.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders.  As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;
•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

The Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and U.S. Holders will be required to accrue as interest income the OID on the Notes as described below.

We are required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  Solely for purposes of determining the amount of interest income that U.S. Holders will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the Notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.

The comparable yield is a rate of    %, compounded semiannually, and the projected payment schedule with respect to a Note consists of a single payment at maturity, equal to $    .   Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar year, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Note)	Total Accrued OID from Issue Date (Per $1,000 Note) as of End of Calendar Period
Original Issue Date through December 31, 2011	$	$
January 1, 2012 through December 31, 2012	$	$
January 1, 2013 through December 31, 2013	$	$
January 1, 2014 through December 31, 2014	$	$
January 1, 2015 through December 31, 2015	$	$
January 1, 2016 through December 31, 2016	$	$
January 1, 2017 through December 31, 2017	$	$
January 1, 2018 through June 27, 2018	$	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the Note Return Amount that we will pay on the Notes.

For U.S. federal income tax purposes, a U.S. Holder is required to use our determination of the comparable yield and projected payment schedule in determining interest accruals in respect of the Notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of the holder’s accounting method, subject to the occurrence of a Fixing Event, a U.S. Holder will be required to accrue as interest income OID on the Notes at the comparable yield, even though we will not make any payments with respect to the Notes until maturity.

Upon a sale or exchange of a Note (including redemption at maturity), a U.S. Holder generally will recognize taxable income or loss equal to the difference between the amount received from the sale, exchange or retirement and the holder’s adjusted basis in the Note.  A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued in respect of the Note.  U.S. Holders generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations.  Additionally, a U.S. Holder who recognizes a loss above certain thresholds may be required to file a disclosure statement with the IRS.  U.S. Holders should consult their tax advisers regarding this reporting obligation.

Notwithstanding the foregoing, if a Fixing Event occurs prior to the original issue date of the Notes, the Notes will not be treated as “contingent payment debt instruments” for U.S. federal income tax purposes.  In this event, the Notes will be treated as debt instruments issued with OID in an amount equal to the excess of the payment at maturity over the issue price of each Note.  A U.S. Holder will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest, regardless of the holder’s method of accounting.  Gain or loss realized on the sale, exchange or at maturity of a Note generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year.  Additionally, if a Fixing Event occurs after the original issue date but more than six months prior to maturity, special rules will apply to the Notes.  A U.S. Holder will be required to make a positive or negative adjustment to the accrual of interest income, as appropriate, equal to the difference between the present value of the amount of the fixed payment at maturity and the present value of the originally projected payment at maturity, using the comparable yield as the discount rate in each case.  The adjustment must be taken into account in a reasonable manner over the period to which it relates.  The U.S. Holder's accrual periods, its tax basis in the Note and the character of any gain or loss on the sale of the Note will also be affected.  U.S. Holders should consult their tax advisers regarding the application of these rules.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;
•	a foreign corporation; or
•	a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States.  Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Notes.

Income and gain from a Note will be exempt from U.S. federal income tax (including withholding tax) provided, generally, that (i) the Non-U.S. Holder has certified on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provided its name and address or otherwise satisfied applicable documentation requirements and (ii) such amounts are not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business.

If the Non-U.S. Holder is engaged in a U.S. trade or business and if the income or gain from a Note is effectively connected with the Non-U.S. Holder’s conduct of that trade or business, although exempt from the withholding tax discussed above, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding.  Non-U.S. Holders to which this paragraph may apply should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

An individual Non-U.S. Holder’s Notes will not be included in the Non-U.S. Holder’s estate for U.S. federal estate tax purposes, provided that interest on the Notes is not then effectively connected with the conduct of a U.S. trade or business.

Information Reporting and Backup Withholding

OID accrued and the proceeds received from a sale or exchange of a Note (including redemption at maturity) will generally be subject to information reporting unless the holder is an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions.  A Non-U.S. Holder (or financial institution holding the Notes on behalf of the Non-U.S. Holder) that provides the applicable withholding agent with an IRS Form W-8BEN or W-8ECI, as appropriate, will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $              principal amount of the Notes (             Notes) for $965.00 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to selected dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and their financial advisors, at the public offering price less a selling concession of $35.00 per Note. Citigroup Global Markets will pay selected dealers not affiliated with Citigroup Global Markets a selling concession of up to $35.00 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The actual public offering price, the underwriting fee received by Citigroup Global Markets and the selling concession granted to selected dealers per Security may be reduced for volume purchase discounts depending on the aggregate amount of Securities purchased by a particular investor according to the following chart.

Syndicate Information

Aggregate Principal Amount of Securities for Any Single Investor	Price to Public per Security	Underwriting Fee per Security	Selling Concession per Security
< $1,000,000	$1,000.00	up to $35.00	up to $35.00
≥ $1,000,000 and < $3,000,000	$995.00	up to $30.00	up to $30.00
≥ $3,000,000 and < $5,000,000	$992.50	up to $27.50	up to $27.50
≥ $5,000,000	$990.00	up to $25.00	up to $25.00

The Notes will not be listed on any securities exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors—Hedging and Trading Activity By The Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Market-Linked Notes
Based on the Price of Gold

Due June 27, 2018
$1,000 per Note

Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally
Guaranteed by Citigroup Inc.

Pricing Supplement
June     , 2011

(Including Prospectus Supplement
Dated May 12, 2011 and
Prospectus Dated May 12, 2011)

TABLE OF CONTENTS

Page
Pricing Supplement
Summary Information — Q&A	PS-2
Risk Factors Relating to the Notes	PS-5
Description of the Notes	PS-9
Certain United States Federal Income Tax Considerations	PS-17
Plan of Distribution; Conflicts of Interest	PS-20
ERISA Matters	PS-21

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28